SEC File Number 000-29187-87

CUSIP Number 144577 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  [  ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [X]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended:  June 30, 2009
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	1000 Louisiana Street Suite 1500
City, State and Zip Code:	Houston, Texas 77002

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 5, 2009, Carrizo Oil & Gas, Inc. (the “Company”) concluded that it would restate its financial statements as of and for the year ended December 31, 2008 and as of and for the three months ended March 31, 2009 after identifying certain non-cash errors largely caused by the fact that (1) the ceiling test impairment calculations did not take into account correctly the deferred taxes related to the impairment expense and (2) certain unevaluated costs had been incorrectly classified in the full cost pool.  Additional information about the restatement is included in the Company’s current report on Form 8-K filed on August 10, 2009.  The Company plans to file an annual report on Form 10-K/A for the year ended December 31, 2008 and a quarterly report on Form 10-Q/A for the quarter ended March 31, 2009 that contains a restatement of certain consolidated financial information.  The restated financial statements for the year ended December 31, 2008 will also reflect the Company’s retroactive application, effective as of January 1, 2009, of the Financial Accounting Standards Board’s Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)”, and FSP Emerging Issues Task Force 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.”

As a result of the need to first complete and file the annual report on Form 10-K/A for the year ended December 31, 2008 and the quarterly report on Form 10-Q/A for the quarter ended March 31, 2009, the Company will require additional time to complete and file its quarterly report on Form 10-Q for the quarter and six months ended June 30, 2009 incorporating the restatement of the quarter ended March 31, 2009.

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Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Gerald A. Morton	(713)	328-1000
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2009, the Company reported net loss of $(6.0) million, as compared to net loss of $(12.8) million for the same quarter during 2008.  The improvement was driven by above average initial performance from Barnett wells in production during the quarter and a recompletion in South Louisiana benefitting Gulf Coast production.  The Company incorporates herein by reference the statement of operations data furnished in the Company’s press release dated August 10, 2009 announcing the Company’s results for the quarter ended June 30, 2009, which is attached as an exhibit hereto.

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SIGNATURE

Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.

By: /s/ Gerald A. Morton
Gerald A. Morton
General Counsel and Vice President -
Business Development

Date: August 11, 2009

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EXHIBIT LIST

Exhibit Number	Description of Exhibit
99.1	Press Release of the Company dated August 10, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on August 10, 2009).